WSFS Financial Corporation
Follow-on Offering of Common Shares
$40,000,000
August 2010
NASDAQ: WSFS
Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167404
August 2, 2010

Mark A. Turner President and Chief Executive Officer 302-571-7160 mturner@wsfsbank.com	Rodger Levenson Director of Commercial Banking 302-571-7296 rlevenson@wsfsbank.com	Stephen A. Fowle Chief Financial Officer 302-571-6833 sfowle@wsfsbank.com
Stockholders or others seeking information regarding the Company may call or write:
WSFS Financial Corporation
Investor Relations
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801
302-571-7264
bsellers@wsfsbank.com
www.wsfsbank.com

Statements contained in this report which are not historical facts, are forward-looking statements as that term is defined in the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which are based on various assumptions
(some of which may be beyond the Company’s control) are subject to risks and uncertainties and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, those related to the economic environment, particularly in the market areas in which the Company operates; the volatility of the financial and securities markets, including changes with respect to the market value of our financial assets; that
Christiana Bank & Trust Company’s (CBT) business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the proposed acquisition of CBT may not be fully realized or realized within the expected time frame; revenues following the proposed acquisition of CBT may be lower than expected; customer and employee relationships and business operations may be disrupted by the proposed acquisition; the ability to obtain required governmental approvals, and the ability to complete the proposed acquisition of CBT on the expected timeframe; changes in government regulation affecting financial institutions, including the Dodd-Frank Wall
Street Reform and Consumer Protection Act which, among other things, eliminates the OTS as our primary regulator and as a result our new regulator will be the Board of Governors of the Federal Reserve System, and WSFS Bank’s new primary banking regulator will be the Office of the Comptroller of the Currency, and potential expenses associated therewith; changes resulting from our participation in the CPP including additional conditions that may be imposed in the future on participating companies; and the costs associated with resolving any problem loans and other risks and uncertainties, discussed in documents filed by WSFS Financial Corporation with the Securities and Exchange Commission from time to time. The
Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.
The Company has filed a registration statement (including a prospectus and a related prospectus supplement) with the SEC for the offering.  Before you invest, you should read the prospectus and the prospectus supplement contained in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the
Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Sandler O’Neill & Partners, L.P. toll free at (866) 805-4128.

Table of Contents
 Section       Pg #
 • Offering Details       5-6
 • Recent Results        7-9
 • The WSFS Franchise and Opportunities    10-18
 • Credit / Risk Management     19-24
 • Capital Position      25-26
 • CB&T Acquisition      27-29
 • Alignment of Insiders and Owners     30-31
 • Appendices (Management Team, Business Model, Balance Sheet,
   Local Economic Trends)    32-41

Offering Details

Issuer: WSFS Financial Corporation (“WSFS” or the “Company")
Ticker/Exchange: WSFS / NASDAQ
Offering: Follow-on Public Common Stock Offering
Transaction Size: $40 million
Over-Allotment Option: 15%
Use of Proceeds: General corporate purposes including:
 - Support of organic growth arising in the Company’s market place and resulting from the current market environment
 - Acquisition-based growth in the Company’s target markets, including markets, including the recently-announced acquisition of acquisition of Christiana Bank & Trust Company
 - The potential repurchase of TARP preferred stock and the associated warrants, when deemed prudent
Lead Manager: Sandler O’Neill + Partners, L.P.
Co-Manager: Janney Montgomery Scott LLC
Offering Details

Recent Results

Review of 2Q 2010 Results (vs. 1Q 2010)
Recent Results
 • Net Income $3.3 million or, $0.36 diluted EPS; vs 1Q 2010 loss of $0.03 EPS and 2Q 09 loss of $0.50 EPS
 • Revenues of $43.1 million continued strong growth trends, increasing $2.7 million or 7% from 1Q 2010
 – Net interest margin increased $1.4 million or 5%, and 9 bps to 3.66% from 1Q 2010
 – Fee income increased $1.3 million, or 12%
 – Recent strong deposit growth has moderated but growth continues
 – Commercial loans continued growing despite intentional decrease in construction loan balances
 • Credit continued to stabilize
 – Loan delinquency trend flat at $71.2 million or 2.82% of loans from $71.3 million or 2.80%
 – Early stage delinquency declined $17.3 million, or 0.67%, to 0.98% of total loans
 – NPAs increased slightly to $85.8 million from $82.1 million in 1Q 2010
 – $4 million of additional NPA sales were marked to contract sales price and awaiting closure at the end of the quarter; and NPAs up only $5.9 million or 7% from 2Q 2009
 – WSFS continues allowance for loan loss build now at 2.48% of loans
 – NCOs decreased $2.4 million to $5.4 million; provision of $10.6 million
 • Capital grew from already strong levels
 – Tangible common book value per share increased $1.15 or 3% to $35.02 and the TCBV ratio increased
 27 bps to 6.60%; and risk based capital increased 18 bps to 12.51%
 – All regulatory capital ratios remain well in excess of “well-capitalized”

EPS Trend*
Net Interest Income Trend*
Provision for Loan Loss*
(’000)
(’000)
* Charts reflect quarterly results
Recent Results

The WSFS Franchise and
Opportunities

The WSFS Franchise and Opportunities
 • Well-positioned community banking franchise with a strong and growing market share
 • Managed risks coming into recession and addressed issues earlier in this credit cycle - which has improved credit position and helped to stabilize credit metrics recently
 • Robust core earnings capability that will be improved by the recently announced acquisition of Christiana Bank & Trust
 • WSFS will continue building its franchise value by taking advantage of dislocation in the local banking market

The WSFS Franchise and Opportunities
 • $3.8 billion in assets
 • 36 branches and 4 LPO’s
 • Founded in 1832, WSFS
 is one of the ten oldest
 banks in the U.S.
 • Second largest
 independent bank in
 Delaware
 • Major business lines
 – Retail
 – Commercial
 – Trust and Wealth Management
 – Cash Connect (ATM cash and
  related business)

Market opportunities from significant disruption/distraction among major competitors
Delaware Traditional Bank’s Deposits (June 30, 2009)
Rank	Institution	Branch Count	Total Deposits in Market	Total Market Share
1	Wilmington Trust Corp. (DE)	43	5,412,467	28.06%
2	Wachovia/Wells Fargo & Company (CA)	19	3,738,859	19.38%
3	PNC Financial Services Group (PA)	50	2,742,396	14.22%
4	WSFS	37	2,045,533	10.60%
5	TD Bank (formerly Commerce) (Canada)	13	1,565,871	8.12%
6	Royal Bank of Scotland Group/Citizens (Scotland)	27	1,147,287	5.95%
7	Artisan’s Bank (DE)	14	585,166	3.03%
8	Fulton Financial Corp. (PA)	13	369,403	1.91%
9	County Bank (DE)	9	345,007	1.79%
10	First Wyoming Financial Corp. (DE)	6	231,063	1.20%
11	Christiana Bank & Trust Co. (DE)*	3	198,621	1.02%
	Top 11	234	18,381,673	95.28%
*See pages 27-29 for planned acquisition
The WSFS Franchise and Opportunities

Deposit Growth
Comments
*
The WSFS Franchise and Opportunities
 Customer Deposit Growth
 • Increased $26.6 million or 5% annualized from
  1Q 2010
 • Increased $254.8 million or 13% from 2Q 2009
 • Currently, core deposits are $1.6 billion or 70%
  of customer deposits
 • 33% of deposit base is in non-interest bearing
  or low rate DDA accounts
 Loan Growth
 • Growth in WSFS C&I loans offsetting planned
  declines in construction and mortgage lending

	2Q10	1Q10	4Q09
30-89 Delinquencies	0.66%	1.05%	0.66%
90+ Delinquencies	0.87%	0.55%	0.52%
Total Delinquencies	1.53%	1.60%	1.18%
Commercial & Industrial, $1.1 billion or 45% of Loans
*
*
Other services includes service oriented industries
Industry Diversification
Delinquency Trends
Comments
• In market; WSFS is primary bank / whole
 relationship focus
• Low overall delinquencies
• No one industry representing more than
 11% of portfolio
• Weakness is in smaller C&I credits (most
 less than $1 million)
The WSFS Franchise and Opportunities

	2Q10	1Q10	4Q09
30-89 Delinquencies	0.46%	1.35%	0.34%
90+ Delinquencies	0.61%	0.14%	0.20%
Total Delinquencies	1.07%	1.49%	0.54%
Industry Diversification
Delinquency Trends
• Predominantly in-market to stable projects, local,
 long-term operators, “with recourse”
• Low overall delinquencies
• Largest property concentration in retail-
 related* ($157 million)
 – Average loan size $1.4 million, only 8
  loans > $5 million and none > $10
  million
*
*
Comments
The WSFS Franchise and Opportunities
Commercial Real Estate (excluding CLD), $543 million or 21% of loans

Geographic Diversification
Delinquency Trends
	2Q10	1Q10	4Q09
30-89 Delinquencies	2.19%	4.14%	0.75%
90+ Delinquencies	9.17%	5.89%	7.06%
Total Delinquencies	11.36%	10.03%	7.81%
• Predominantly in-market; “with recourse”
• Residential CLD = $91 million, now < 4% of loans
• Average RCLD loan size $1.4 million, only 4 loans
 between $5 and $10 million
• Sussex County, DE residential concentration only $33
 million, < 2% of loans
• Land hold exposure $47 million, < 2% of loans
Comments
*Includes $37.8 million of owner occupied construction
The WSFS Franchise and Opportunities
Construction & Land Development (CLD), $192 million or < 8% of loans*

Product Diversification
Delinquency Trends
	2Q10	1Q10	4Q09
30-89 Delinquencies	1.68%	2.26%	1.62%
90+ Delinquencies	2.50%	1.62%	1.75%
Total Delinquencies	4.18%	3.88%	3.37%
Comments
• Delinquency increasing, but better than
 national average
• Very little unsecured consumer loans
• Loss severities overall relatively low, due
 to collateral and underwriting
The WSFS Franchise and Opportunities
1st Mortgage and Consumer Loans, $640 million or 26% of loans

Credit / Risk Management

Credit / Risk Management
 What We Didn’t Have Coming Into This Down Cycle
 ✓ Collateralized Debt Obligations (CDOs)
 ✓ Bank Trust Preferred Securities
 ✓ Fannie or Freddie stock or preferred securities
 ✓ Equity Securities in Other FDIC-Insured Banks or Thrifts
 ✓ Weak Non-Agency MBS - no meaningful OTTI
 ✓ BOLI insurance wrap issues
 ✓ Credit Card Portfolio
 ✓ Any meaningful sub-prime exposure
 ✓ Any meaningful unsecured loans
 ✓ Any significant concentration in residential construction lending
 ✓ Indirect auto financing
 ✓ Any sizeable goodwill
 ✓ Any deferred tax asset issues

Credit / Risk Management
Proactively addressing credit environment
 • People
 – Hired an experienced (over 30 years) head of Asset Recovery along with two seasoned recovery specialists
 – Highly skilled Asset Disposition function with dedicated SVP
 – Significantly enhanced Credit Administration team with seasoned professionals
 • Process
 – Expanded Internal loan review augmented by a quarterly external loan review
 – Intensive Executive Management and Board involvement
 – Weekly NPA/ORE meetings
 • Policies
 – Ongoing enhancements to credit policy
 – Periodic updates to portfolio limits
 • Plan
 – Implemented loan-by-loan plan to aggressively address criticized assets

 Stabilization in Credit Statistics - Nonperforming Assets
Nonperforming Assets to Total Assets
Comments
2.26%
Credit / Risk Management
 During 2Q 2010:
 • $18.4 million new non-performing
 asset inflows
 – Mostly small business and
 consumer credits ( < $1 million)
 – Lower expected loss severities
 vs. larger construction loans in
 prior periods
 Offset by
 • $6.6 million of resolution/ paydowns
 • $8.0 million of net charge-offs and
 REO write-downs
 • Plus: $4 million marked to sales price
 and awaiting closing at June 30, 2010

Stabilization in Credit Statistics - Loan Delinquencies
Loan Portfolio Delinquency Trends
Comments
Credit / Risk Management
 During 2Q 2010:
 • Total delinquency remained flat from
 1st Quarter, and increased only
 modestly from June 2009
 • Early-stage delinquencies decreased
 from $42.1 million to $24.8 million or
 1.65% to 0.98%

Stabilization in Credit Statistics - Loan Loss Provision
Quarterly Provision Expense
Comments
2.05%
2.12%
2.27%
1.63%
- Allowance for loan losses to loans:
2.48%
 During 2Q 2010:
 • ALLL continues to build as the provision
 well outpaces charge-offs
 • Loan Loss Provision of $10.6 million
 • 2Q provision driven by continued
 deterioration of property values and
 to a lesser extent by migration of
 loans to higher risk ratings
 • Also implemented a prudent change in
 estimate ($1 million) relating to the
 expected credit losses in the
 consumer loan portfolio
Credit / Risk Management

Capital Position

Total Risk-Based Capital	12.13%	11.00%	12.24%	12.33%	12.51%	13.37%
Tier 1 Capital	11.16%	9.90%	11.02%	11.07%	11.26%	12.12%
Excess Risk Based Capital	$52,737	$27,728	$65,881	$68,169	$73,186	$98,186
Tangible Common Equity	6.52%	5.88%	6.31%	6.33%	6.60%	6.60%
Risk-Based Capital
(’000)
*Proforma for 3Q 2009 $25 million capital raise currently at Holding Company infused to the Bank
Capital Position

CB&T Acquisition

* Based on first quarter 2010 reported results
 Christiana Bank & Trust Merger - Transaction Highlights
CB&T Acquisition
 • A highly strategic transaction with compelling financial results
 • Christiana has a strong and growing trust business and solid banking relationships
 • $6.0 billion in fiduciary assets at May 31, 2010; national presence
 • Trust and other non-interest revenues of $6.5 million in 2009 (52% of total revenue), grown from $3.1 million five years earlier
 • Market presence built by strong management and business development team
 • Further builds WSFS’ traditional market share in an attractive market
 • Through the acquisition of Christiana, WSFS will meaningfully accelerate its position in the trust and custody businesses
 • Christiana will increase WSFS' non-interest income by approximately 14%*
 • Advances WSFS' trust initiatives by several years and provides critical mass and scale
 • Results in WSFS now having a strong and diversified revenue platform in Retail Banking,
 Commercial Banking, AND Trust & Wealth Management
 • Significant synergies; accretive in 2011 (est. 4%); > 20% IRR expected

Transaction: WSFS will acquire 100% of the stock of Christiana, which is currently a wholly-owned subsidiary of National Penn Bancshares,
 Inc.
Purchase Price: $34.5 million in cash
Key Provisions: Clean balance sheet: all currently classified and non-accrual loans and OREO at Christiana will be retained by NPBC
Board Roles: Christiana CEO to become member of WSFS Board; WSFS to establish Trust Advisory Board
Due Diligence: Completed comprehensive due diligence, including detailed review of loans utilizing WSFS senior personnel and outside loan review firm
Expected Closing: Fourth Quarter of 2010
Conditions to Closing: Customary regulatory approvals
CB&T Acquisition

Alignment of Insiders and
Owners

* As defined in the proxy plus WSFS 401K
Alignment of Insiders and Owners
• Near 33% insider ownership*
• Executive Management bonuses and equity awards
 based on performance
 – ROA, ROE, EPS growth
 – No incentive payments of any kind made to
 executives for 2009, due to breakeven results

Appendices

Appendix - Table of Contents
 Section      Pg #
 • Appendix 1 - Management Team    34
 • Appendix 2 - Business Model    35
 • Appendix 3 - Balance Sheet - Assets, Funding, MBS  36
 • Appendix 4 - Local Economic Trends   39

Appendix 1 - Management Team
 • Mark A. Turner, 47, has served as President and Chief Executive Officer since 2007. Mr. Turner was previously both the Chief Operating Officer and the Chief Financial Officer for WSFS. Prior to joining WSFS, his experience includes working at CoreStates Bank and Meridian Bancorp. Mr. Turner started his career at the international professional services firm of KPMG, LLP. He received his MBA from the Wharton School of the
  University of Pennsylvania, his Masters Degree in Executive Leadership from the University of Nebraska and his Bachelor’s Degree in Accounting and Management from LaSalle University.
 • Peggy H. Eddens, 54, Executive Vice President, Human Capital Management since 2007.  From 2003 to 2007 she was Senior Vice President for Human Resources and Development for NexTier Bank, Butler PA. Ms. Eddens
  received a Master of Science Degree in Human Resource Management from La Roche College and her
  Bachelor of Science Degree in Business Administration with minors in Management and Psychology from
  Robert Morris University.
 • Stephen A. Fowle, 45, Executive Vice President and Chief Financial Officer since 2005. From 2000 to 2004, he was
  Chief Financial Officer at Third Federal Savings and Loan Association of Cleveland. Mr. Fowle received his
  Masters of Management, Finance and Marketing from Northwestern University and his Bachelor’s Degree in
  Chemistry from Stanford University.
 • Richard Immesberger, 44, Executive Vice President, Trust and Wealth Management since 2008. From 2003 to
  2008, Mr. Immesberger was Senior Vice President, Private Client Advisor for Bank of America. Mr.
  Immesberger received his Bachelor’s Degree in Finance and Investments from Baruch College, City
  University of New York.
 • Rodger Levenson, 49, Executive Vice President/Director of Commercial Banking since 2006. From 2003 to 2006,
  Mr. Levenson was Senior Vice President and Manager of the Specialized Banking and Business Banking
  Divisions of Citizens Bank. Mr. Levenson received his MBA in Finance from Drexel University and his
  Bachelor’s Degree in Finance from Temple University.
 • S. James Mazarakis, 53, Appointed Executive Vice President and Chief Technology Officer February 1, 2010. Mr.
  Mazarakis served in a senior leadership role as Chief Information Officer for T. Rowe Price, and Managing
  Director and Divisional CIO at JP Morgan Investment Asset Management He received his Master of Science degree in Management of Technology from Polytechnic Institute of New York University and his Bachelor of
  Science degree from Rensselaer Polytechnic Institute.
 • Richard M. Wright, 57, Executive Vice President/Director of Retail Banking and Marketing  since 2006. From 2003 to 2006, Mr. Wright was Executive Vice President, Retail Banking and Marketing for DNB First in
  Downingtown, PA. Mr. Wright received his MBA in Management Decision Systems from the University of
  Southern California and his Bachelor’s Degree in Marketing and Economics from California State University.

• Consistently ranked in the
 top quartile of all
 companies surveyed *
• WSFS has been
 recognized by The
 Wilmington News Journal
 as a “Best in the
 Business” company four
 years in a row; and
 ranked #1 in 2009
• Customer advocacy survey
 places WSFS above the
 92nd percentile, which is
 considered a world-class
 service level *
• On a scale of 1-5, 41% of
 WSFS customers gave us
 a “5” saying “I can’t
 imagine a world without
 WSFS” *
• Builds sustainable real
 profit growth
• Leads to increased
 shareholder value
* Completed by the Gallup Organization
Engaged
Associates
Creating
Customer
Advocates
Building
Shareholder
Value
Delivering
Stellar
Service
• Gallup survey shows
 WSFS best among top
 players in market at
 delivering service *
 Focused Business Model
Appendix 2 - Business Model

CCLD = Commercial Construction & Land Development
Asset Composition - June 30, 2010
Appendix 3 - Balance Sheet

Liabilities & Equity - $3.8 billion
Customer Funding - $2.2 billion
Appendix 3 - Balance Sheet

Non-Agency MBS, $462 million
Appendix 3 - Balance Sheet
 • All AAA at purchase, significant internal pre-purchase due diligence
 • 24 bonds downgraded at least one full grade ($76.8 million par value);
 8 Bonds, $32.7 million book value downgraded below investment grade
 – Only one bond downgraded in 1st half of 2010
 – Independent stress tests project losses of only $106,000 in a “housing  depression”
 scenario
 – Assumes that an additional 10% decline in housing prices over the next 24 months
 • Recorded no OTTI in 2Q 2010, only $86 thousand cycle-to-date
 • Unrealized gain/loss improvement of $4.2 million in 2Q 2010

Unemployment Rate
9.5%
8.5%
Appendix 4 - Local Economic Trends

Annual Home Sales in Delaware, by County
Homes Sold Per Year
Median Price Per Year
Average Days on Market Per Year
Appendix 4 - Local Economic Trends

2009/10 Quarterly Home Sales in Delaware, by County
*All figures were derived from the Sussex County Association of Realtors & TREND MLS 2009/10 quarterly reports.
Homes Sold Per Quarter 2009/10
Median Price Per Quarter 2009/10
Average Days on Market Per Quarter 2009/10
Appendix 4 - Local Economic Trends